SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           First Avenue Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    31865X106
                                 (CUSIP Number)

                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                               Times Square Tower
                                 7 Times Square
                               New York, NY 10036
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                                 Teligent, Inc.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   54-1866562
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        25,194,647
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        25,194,647
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,194,647
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      42.4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118716
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        3,771,463
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        3,771,463
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,463
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                                Aspen Capital LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118715
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        3,771,463
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        3,771,463
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,463
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                               Aspen Advisors LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118717
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        30,653,905
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        30,653,905
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,653,905
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      50.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                                   Nikos Hecht

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    N/A
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        30,653,905
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        30,653,905
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,653,905
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      50.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht (each a "Reporting Person," and, collectively the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"), and amended by Amendment No. 1 dated March 4, 2004, Amendment No. 2 dated July 8, 2004, Amendment No. 3 dated November 8, 2004 and Amendment No. 4 dated December 16, 2004, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 5) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.

Item 2.           Identity and Background

The information set forth under this item is hereby amended by the addition of the following:

         In addition to the Reporting Persons named in this Schedule 13D through Amendment No. 4, commencing with this Schedule 13D (Amendment No. 5), the Reporting Persons also include Teligent, Inc., a Delaware corporation ("Teligent"). Until the closing under the Amended and Restated Purchase Agreement described in Item 6 below, Teligent was engaged in providing fixed wireless broadband communications services. Teligent is currently engaged in preparing to dissolve and wind up its business and to distribute the Company Common Stock received pursuant to the Purchase Agreement to the shareholders of Teligent. Teligent's address is 7925 Jones Branch Drive, Room 3226, McLean, VA 22102. During the last five years, neither Teligent nor, to the knowledge of the Reporting Persons, any executive officer or director of Teligent, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Aspen Partners and managed accounts of Aspen Advisors are the beneficial owners of 41.8% and 25.4%, respectively, of the outstanding shares of Teligent. Accordingly, Aspen Advisors and, through Aspen Advisors, Mr. Hecht may be deemed to be the controlling persons of Teligent. The directors of Teligent are Mr. Nikos Hecht, Mr. Neil Subin, and Dr. Rajendra Singh. The information required by Item 2 and General Instruction C of Schedule 13D with respect to Aspen Advisors, Mr. Hecht, and the other executive officers of Aspen Advisors was set forth in the Schedule 13D dated February 6, 2004 filed by Aspen Partners, Aspen Capital, Aspen Advisors and Mr. Hecht. The following table sets forth the information required by Item 2 and General Instruction C of Schedule 13D with respect to the other directors and executive officers of Teligent.

                                                    Principal           Place of Principal
                                                  Occupation or             Occupation
      Name              Position at Teligent        Employment             or Employment
      ----              --------------------        ----------             -------------
Thomas A. Scott           President, Chief         President of         Teligent, Inc.
                          Operating Officer          Teligent           7925 Jones Branch Drive
                           and Secretary                                McLean VA 22102

Neil Subin                    Director              Financial           Trendex Capital Management
                                                    Consultant          8 Palm Court
                                                                        Sewalls Point FL 34996

Dr. Rajendra Singh            Director              Chairman of         Telecom Ventures LLC
                                                 Telecom Ventures       201 N. Union St., Ste. 360
                                                       LLC              Alexandria VA 22314

Item 3.           Source and Amount of Funds or Other Consideration

The information set forth under this item is hereby amended by the addition of the following:

         The shares of Common Stock beneficially owned by Teligent were acquired in exchange for substantially all the assets of Teligent pursuant to the Amended and Restated Purchase Agreement described in Item 6 below.

         The Teligent Transaction Warrant described in Item 6 of this Schedule 13D (Amendment No. 5) was issued to Dr. Rajendra Singh in exchange for an option to acquire Teligent common stock granted to Dr. Singh by Teligent.

Item 4.           Purpose of Transaction

The information set forth under this item is hereby amended by the addition of the following:

         Reference is made to Item 4 of the Reporting Persons' Schedule 13D (Amendment No. 3) for a statement of the Reporting Persons' purposes in supporting the combination of Teligent with the Company. As previously disclosed by the Reporting Persons, the Purchase Agreement contemplates that Teligent will dissolve and liquidate as promptly as practicable after the closing thereunder and distribute the Company Common Stock acquired pursuant to the Purchase Agreement to its shareholders.

Item 5.           Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

         On January 14, 2005, Teligent and the Company consummated the sale of substantially all of Teligent's assets to the Company pursuant to the Purchase Agreement in consideration of the Company's issuance of 25,194,647 shares of Common Stock as payment for the assets of Teligent. Such 25,194,647 shares constitute approximately 42.4% of the outstanding Company Common Stock. Pursuant to the Purchase Agreement, the Company also issued a warrant to purchase up to 2,519,464 shares of Company Common Stock (the "Teligent Transaction Warrant" previously referred to in the Reporting Persons' Schedule 13D) to Dr. Rajendra Singh, a director of Teligent.

         As of the date of this Schedule 13D (Amendment No. 5), Aspen Partners is the beneficial owner of 3,771,463 shares of the Company's Common Stock, constituting approximately 6.2% of the outstanding shares of Common Stock. In determining such percentage beneficial ownership, outstanding Common Stock has been determined by adding the following shares of Company Common Stock to 21,288,016 shares of Common Stock outstanding (as set forth on the cover page to the Company's Form 10-Q for the nine months ended September 30, 2004):

               o 25,194,647 shares of Common Stock issued to Teligent pursuant to the Purchase Agreement (the "Teligent Shares")

               o 12,870,000 shares issued in a private placement completed by the Company on December 14, 2004 (the "Private Placement Shares")

               o 1,174,383 shares issuable upon exercise of warrants held by Aspen Partners.

         Of the 3,771,463 shares beneficially owned by Aspen Partners, 2,597,080 shares are issued and outstanding, 762,279 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares are issuable upon the exercise of New Warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         In addition to such 3,771,463 shares, upon the dissolution and liquidation of Teligent, Aspen Partners will be entitled to receive approximately 10,534,512 Teligent Shares as a liquidating distribution by Teligent in respect of Aspen Partners' ownership of 41.8% of the outstanding common stock of Teligent. In such event, Aspen Partners would be the beneficial owner of 14,305,975 shares of Company Common Stock, or 23.6% of the outstanding Common Stock (with outstanding Common Stock computed as described above).

         As of the date of this Schedule 13D (Amendment No. 5), Aspen Advisors is the beneficial owner of 30,653,905 shares of the Company's Common Stock, constituting approximately 50.2% of the outstanding shares of Common Stock. In determining such percentage beneficial ownership, outstanding Common Stock has been computed by adding to 21,288,016 shares of Common Stock outstanding 12,870,000 Private Placement Shares, all 25,194,647 Teligent Shares and 1,672,140 shares issuable upon exercise of warrants held by Aspen Partners and private clients of Aspen Advisors. Of the 30,653,905 shares beneficially owned by Aspen Advisors, 3,787,118 shares are issued and outstanding and held by Aspen Partners and such private clients, 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and such clients, 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners and such clients and 25,194,647 shares are held by Teligent. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Company Common Stock and warrants and the Teligent common stock held by Aspen Partners and the private clients. Mr. Hecht is the managing member of Aspen Capital, the general partner of Aspen Partners and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors. Because Aspen Partners and private clients of Aspen Advisors own a controlling interest in Teligent, Mr. Hecht may also be deemed the beneficial owner of the Teligent Shares prior to the liquidation of Teligent and distribution of the Teligent Shares to the stockholders of Teligent.

         The foregoing computations of Aspen Advisors' and Mr. Hecht's beneficial ownership amounts and percentages prior to a liquidation of Teligent attribute to them beneficial ownership of 100% of the Teligent Shares. However, the Purchase Agreement contemplates that Teligent will dissolve and liquidate as promptly as practicable after the closing thereunder and distribute the Teligent Shares to its stockholders. Upon the dissolution and liquidation of Teligent, Aspen Partners will be entitled to receive 10,534,512 Teligent Shares as a liquidating distribution by Teligent in respect of Aspen Partners' ownership of 41.8% of the outstanding common stock of Teligent, and private accounts managed by Aspen Advisors will be entitled to receive approximately 6,402,589 Teligent Shares as a liquidating distribution by Teligent in respect of such accounts' ownership of 25.4% of the outstanding common stock of Teligent. The remaining Teligent Shares would be distributed to the other stockholders of Teligent. Such distributions would reduce Aspen Advisors' and Mr. Hecht's beneficial ownership of Company Common Stock to 22,396,359 shares, or 36.7% of the Company's outstanding Common Stock.

         By virtue of the contemplated dissolution and liquidation of Teligent, the Reporting Persons (other than Teligent) disclaim any beneficial interest in the Teligent Shares in excess of the shares distributable to them with respect to their respective shareholdings in Teligent.

           As of the date of this Schedule 13D (Amendment No. 5), the directors and executive officers of Teligent (other than Mr. Hecht, whose beneficial ownership is included in the beneficial ownership of the Reporting Persons set forth above), are the beneficial owners of the following shares of Company Common Stock:

                         Number of       Nature of Beneficial         Percentage
       Name               Shares              Ownership                Interest
       ----               ------              ---------                --------

Dr. Rajendra Singh       2,519,464      shares issuable upon              4.1%*
                                        exercise of the Teligent
                                        Transaction Warrant

---------------
* Calculated by adding to 21,288,016 outstanding shares the Teligent Shares, the Private Placement Shares and the shares issuable upon exercise of the Teligent Transaction Warrant.

         Except as set forth in this Item 5, during the 60 days preceding the filing of this Schedule 13D (Amendment No. 5), none of the Reporting Persons and, to their knowledge, none of the executive officers and directors of the Reporting Persons, has engaged in any transactions in Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under this item is hereby amended by the addition of the following:

         Immediately prior to the closing under the Purchase Agreement, the Purchase Agreement was amended and restated to restructure the acquisition by providing for a separate purchase by a Company subsidiary of certain assets from a subsidiary of Teligent. The restructuring did not affect the number of shares of Company Common Stock issued to Teligent. A copy of the amended and restated purchase agreement is an exhibit to this Schedule 13D (Amendment No. 5).

         In connection with the closing under the Purchase Agreement and the issuance of the Teligent Shares, the Company, Teligent, Aspen Partners, Dr. Rajendra Singh and certain other holders of the Company's Common Stock entered into a Third Amended and Restated Registration Rights Agreement dated as of January 14, 2005 (the "Third Registration Agreement"). Pursuant to the Third Registration Agreement, holders of Registrable Securities (defined by the Third Registration Agreement as including Common Stock issued under the Company's plan of reorganization, Common Stock issuable upon exercise of the Class A Warrants and the New Warrants, the Teligent Shares and Common Stock issuable upon exercise of the Teligent Transaction Warrant) are entitled to require the Company to register their Common Stock under the Securities Act of 1933, as amended (the "Securities Act") at any time, provided that (i) registration is requested by the holders of at least 30% of the Registrable Securities, (ii) not more than one such registration demand may be made in any 12-month period and
(iii) not more than three such registration demands may be made in total. A registration demand is not counted for purposes of the foregoing totals unless certain conditions set forth in the Third Registration Agreement are met, including effectiveness of the required registration statement. If the registration statement is to be filed for an underwritten offering, no other holders of securities may include their securities in the registration statement unless the managing underwriter advises the stockholders requesting registration that such inclusion would not adversely affect the price or success of the offering. Holders of Registrable Securities also received the right to include their Common Stock in registration statements filed by the Company (subject to certain underwriters' cutbacks based on the type and amount of securities being offered in connection with underwritten offerings) and, upon the Company becoming eligible to utilize Form S-3 under the Securities Act, to require the Company to file a shelf-registration statement for the sale of their Registrable Securities on such form and to maintain the effectiveness of the shelf registration statement for up to 270 days (plus any period during which sales under the shelf registration statement must be suspended as provided in the Third Registration Agreement). The Company is not required to effect more than two (2) shelf registrations in any 12-month period or to take any action to effect any shelf registration within 90 days immediately following the effective date of any registration statement pertaining to an underwritten public offering of securities of the Company for its own account. Registrable Securities cease to be such when they are sold pursuant to an effective registration statement under the Securities Act in accordance with the plan of distribution set forth therein or pursuant to Rule 144 under the Securities Act, when they cease to be outstanding or when such securities may be distributed to the public free from any restrictions imposed by Rule 144 and without the requirement of the filing of a registration statement under the Securities Act covering such securities. The Third Registration Agreement also contains provisions for lockups by holders of Registrable Securities and indemnification of the selling security holders by the Company and of the Company by the selling security holders. Registration expenses in connection with registrations effected pursuant to the Third Registration Agreement are generally payable by the Company.

         In connection with the closing under the Purchase Agreement, the Company also issued the Teligent Transaction Warrant to Dr. Rajendra Singh. The warrant is exercisable for the purchase of up to 2,519,464 shares of Company Common Stock until June 28, 2009 at an exercise price that increases over the life of the warrant, as set forth therein. The exercise price of the option to purchase Teligent common stock that Dr. Singh surrendered in exchange for the Teligent Transaction Warrant also increased over the life of the option, and the increasing exercise price of the Teligent Transaction Warrant is intended to provide Dr. Singh with the right to purchase the number of shares of Company Common Stock that he would have received had he exercised his Teligent option at the respective exercise prices of that option immediately prior to the closing under the Purchase Agreement.

         The exercise price of the Teligent Transaction Warrant is payable in cash or on a "cashless exercise" basis by issuance to the holder of the number of shares of Common Stock otherwise issuable upon such exercise less a number of shares of Common Stock having a fair market value (as determined in accordance with the Teligent Transaction Warrant) equal to the aggregate exercise price for the number of shares of Common Stock for which the warrant is exercised. The exercise price and the number of shares of Common Stock issuable upon exercise of the Teligent Transaction Warrant will be adjusted for stock dividends, stock splits, reverse splits, and certain extraordinary transactions, including any capital reorganization or reclassification of the capital stock of the Company or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of the Company's assets to another corporation. The shares issuable upon exercise of the Teligent Transaction Warrant are Registrable Securities under the Third Registration Agreement.

         The descriptions of the Amended and Restated Purchase Agreement, the Third Registration Agreement and the Teligent Transaction Warrant set forth in this Item 6 are summaries only, do not purport to be complete and are qualified in their entirety by the full text of such documents. Such documents have been filed by the Company as exhibits to its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, and have been incorporated by reference from such reports as exhibits to this Schedule 13D (Amendment No. 5), as set forth in Item 7, below.

Item 7.           Material to be Filed as Exhibits

           Exhibit                    Document
           -------                    --------

             10. Amended and Restated Joint Filing Agreement among the Reporting Persons

             11. Amended and Restated Asset Purchase Agreement dated as of January 13, 2005, by and among the Company, Teligent Services Acquisition, Inc., Teligent Services, Inc. and Teligent, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 18, 2005).

             12. Stock Purchase Warrant dated January 14, 2005 issued to Dr. Rajendra Singh (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 18, 2005).

             13. Third Amended and Restated Registration Rights Agreement dated as of January 14, 2005 among the Company and the security holders named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 18, 2005).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 19, 2005

                                        ASPEN PARTNERS, SERIES A, a series of
                                        ASPEN CAPITAL PARTNERS, LP

                                        By: ASPEN CAPITAL LLC,
                                            its general partner



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member

                                        ASPEN CAPITAL LLC



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member

                                        ASPEN ADVISORS LLC



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                            /s/ NIKOS HECHT
                                            ------------------------------------
                                            Nikos Hecht

                                        TELIGENT, INC.



                                        By: /s/ THOMAS A. SCOTT
                                            ------------------------------------
                                            Name:  Thomas A. Scott
                                            Title: President and CEO